                                                                                                       OMB APPROVAL
FORM 5                                                                                             OMB Number: 3235-0362
                                                                                                   Expires: December 31, 2001
                                                                                                   Estimated average burden
                                                                                                   hours per response.... 1.0
/ / Check box if no longer                            U.S. SECURITIES AND EXCHANGE COMMISSION
     subject to Section 16.                                    WASHINGTON, DC 20549
     Form 4 or Form 5 obli-                      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     obligations may continue.
/ / Form 3 Holdings Reported
/ / Form 4 Transactions Reported

                      Filed pursuant to Section 16(a)of the Securities Exchange Act of 1934, Section 17(a)of the Public Utility
                                Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person
                                                                                               to Issuer (Check all applicable)
     Bell     Lisa        C.                  Alaska Pacific Bancshares, Inc. (AKPB)           ____Director  ____10% Owner
     (Last)  (First)  (Middle)                                                                 _X__Officer   ____Other
                                                                                                   (give title   (specify
                                                                                                    below         below)
     9359 Turn Street                                                                          SVP & Chief Operating Officer
                                                                                               -----------------------------
           (Street)                        3. IRS Identification      4. Statement for Month/Year
                                              Number of Reporting
     Juneau,  AK    99801                     Person, if an entity        December 2000
                                              (Voluntary)
     (City) (State) (Zip)
                                                                      5. If Amendment, Date of   7.Individual or Joint/Group
                                                                         Original(Month/Year)       Reporting
                                                                                                   (Check applicable line)
                                                                                                    X   Form Filed by one
                                                                                                   ---   Reporting Person
                                                                                                        Form Filed by more than
                                                                                                   ---   one Reporting Person
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                      TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------------------------------------------
1.Title of Security    2.Trans-    3.Trans-   4.Securities Acquired(A) or  5.Amount of       6.Owner-      7. Nature of
  (Instr. 3)             action      action     Disposed of(D)              Securities Ben-    ship           Indirect
                         Date        Code       (Instr.3, 4 and 5)          eficially Owned    Form:Di-       Beneficial
                         (Month/     (Instr.8)                              at end of          rect(D) or     Ownership
                          Day/                                              Issuer's Fiscal    Indirect(I)    (Instr.4)
                                                                            Year               (Instr. 4)
                                                Amount (A)or(D) Price       (Instr.3 and 4)
-------------------------------------------------------------------------------------------------------------------------------

Common Stock -
 Restricted  Award        7/20/00*      A        5,243    A     $9.750       11,433             I            By MRP Trust

Common Stock -
 ESOP Allocation          2/29/00       J          357    A     $10.875                                      ESOP



*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).   POTENTIAL PERSONS WHO AR TO RESPOND TO THE
                                                                                    COLLECTION OF INFORMATION CONTAINED IN THIS
                                                                                    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                                                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                                                                    NUMBER
                                                                                                                      (Over
                                                                                                               SEC 2270 (3-99)

FORM 5 (CONTINUED)              TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.Title of    2.Conver- 3.Trans- 4.Trans- 5.Number of  6.Date Exer- 7.Title and Amount 8.Price 9.Number  10.Owner- 11.Nature of
  Derivative    sion or   action   action   Derivative   cisable and  of Underlying      of      of         ship      Indirect
  (Instr. 3)    Exer-     Date     Code     Securities   Expiration   Securities         Deriv-  Deriv-     Deriv-   Beneficial
                Cise     (Month/  (Instr.8) Acquired(A)  Date(Month/  (Instr.3 and 4)    ative   ative      ative    Ownership
                Price of  Day/year)         Disposed(D)  Day/Year)                       Secur-  Securi-    Secur-   (Instr.4)
                Derivat-                   (Instr.3,4&5)                                 ity     ties Ben-  ity:
                ative                                                                  (Instr.5) eficially  Direct(D)
                Security                   ------------- -------------  ---------------          Owned at   or Indir-
                                                         Date    Expira-       Amount or         End of     ect (I)
                                                         Exerc-  tion          Number of         Year       (Instr.4)
                                             (A)  (D)    isable  Date   Title  Shares            (Instr.4)
-------------------------------------------------------------------------------------------------------------------------------
Stock Option    $9.750    7/20/00    A        A          **     7/20/10 Common  10,400    $9.750   10,400      D

-------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
*  Vests in equal installments over the five-year period following the grant date.  Represents award of restricted stock under the Management Recognition Plan.
** Become exercisable in equal installments over the five year period following the grant date.


/s/ Lisa C. Bell                  February 14, 2001
-------------------------------   ----------------------
**Signature of Reporting Person           Date

**    Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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